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U.S. Securities & Exchange Commission                                                                                           April 24, 2013

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Attn:     Ms. Barbara C. Jacobs, Assistant Director

Re:        Snap Online Marketing Inc.

              Registration Statement on Form S-1

              Filed April 15, 2013

              File No. 333-186415

Dear Ms. Jacobs,

In accordance with Regulation C, Rule 461, we hereby request acceleration of the effective date of our registration statement on Form S-1, such that it be deemed effective on April 26, 2013, at 2:00 pm (Eastern time), or as soon as practicable thereafter.

We are aware of our obligations under the Act in this regard and acknowledge that:

1.         should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

2.         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve us from our full responsibility for the adequacy or accuracy of the disclosure in our filing; and

3.         we may not assert staff comments and the declaration of effectiveness as a defence in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Elena Kryukova

Elena Kryukova

President